

Mail Stop 4720

June 30, 2016

Mr. Howard Katzenberg
Chief Financial Officer
On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, New York 10018

   Re: **On Deck Capital, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2015
      Filed March 3, 2016
      File No. 001-36779

Dear Mr. Katzenberg:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

Our Competitive Strengths - High Customer Satisfaction and Repeat Customer Base, page 5

1. We note your disclosure on pages 5 and 42 that in 2015, 2014 and 2013, 57%, 50% and 44%, respectively, of loan originations were by repeat customers, who either replaced their existing loan with a new, usually larger, loan or took out a new loan after paying off their existing OnDeck loan in full. We also note your disclosure on page 42 that these percentages include all draws on lines of credit subsequent to a customer's initial draw. Please address the following:

  • Considering the relevance of this metric for term loans as compared to lines of credit, as well as your disclosure that the line of credit product is expected to drive a larger percentage of originations, please tell us what consideration was given to disclosing this metric separately for term loans and lines of credit;

- If you continue to disclose this metric on an aggregated basis, please revise your disclosure in future filings to clarify that these percentages include all draws on lines of credit subsequent to a customer's initial draw. In addition, please enhance your disclosure to clarify, if true, that these percentages are in terms of dollars (i.e., total principal amount of the terms loans made during the period, plus the total amount drawn on lines of credit during the period) rather than number of loans originated.

Key Financial and Operating Metrics

Provision Rate, page 39

2. We note your discussion of the provision rate on page 39. Please revise the second paragraph in future filings to clarify that the denominator includes originations, net of originations of sales of such loans within the period to be consistent with the first paragraph.

Non-GAAP Financial Measures, page 40

3. We note that your disclosed non-GAAP measures (i.e., adjusted EBITDA and adjusted net (loss) income) are not accompanied by an equally prominent disclosure of the comparable GAAP measures (i.e., net loss) in the table of key operating and financial metrics on page 38. Please tell us how you expect the Division's guidance on non-GAAP financial measures in bullet point #6 of Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your presentation of these measures in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance – *Originations*, page 42

4. In future filings, please revise your tables on pages 4 and 42 summarizing the percentage of loans originated by these distribution channels to separately present the percentage of originations through direct marketing and strategic partners channels. In addition, please enhance your MD&A disclosure in future filings to include a more robust discussion of the underlying reasons for any material trends in these channels and the impact on your financial results.

Key Factors Affecting Our Performance – *Historical Charge-Offs*, page 46

5. We note your illustrations of historical charge-offs on pages 46 through 50 does not include charge-offs for your line of credit product. Please revise future filings to include a similar discussion and analysis of charge-offs for your line of credit product.

6. We note that your illustrations of historical charge-offs by cohort include all term loan originations including loans sold through your OnDeck Marketplace or held for sale on your balance sheet. Please tell us if you track and include charge-offs for loans sold through your OnDeck Marketplace in the numerator of your charge-off ratios. If you do not, please revise future filings to exclude from the denominator loans sold through your OnDeck Marketplace.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services